UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Koninklijke KPN N.V.

(Name of Issuer)

Ordinary Shares, par value €0.24

(Title of Class of Securities)

780641205

(CUSIP Number)

22 September 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780641205		Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) State of the Netherlands(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

(1)             Acting solely through its duly authorized representative, the Ministry of Finance.

CUSIP No. 780641205	Page 3 of 5

This Amendment No. 4 amends and supplements the Schedule 13G of The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance, filed with the U.S. Securities and Exchange Commission on February 14, 1996, as previously amended by Amendment No. 1 thereto filed on September 9, 2003, Amendment No. 2 thereto filed on February 12, 2004, and Amendment No. 3 thereto filed on February 10, 2006, with respect to the Ordinary Shares of Koninklijke KPN N.V. (formerly Koninklijke PTT Nederland N.V.), a Netherlands corporation, beneficially owned by The State of the Netherlands.

Item 1.
	(a)	Name of Issuer Koninklijke KPN N.V. (formerly Koninklijke PTT Nederland N.V.)
	(b)	Address of Issuer’s Principal Executive Offices Maanplein 55, 2516 CK, The Hague, The Netherlands PO Box 30,000, 2500 GA, The Hague, The Netherlands

Item 2.
	(a)	Name of Person Filing The State of the Netherlands, acting through its duly authorized representative, the Ministry of Finance
	(b)	Address of Principal Business Office or, if none, Residence Prinses Beatrixlaan 512, 2500 EE Den Haag, The Netherlands (Ministry of Finance)
	(c)	Citizenship The Netherlands
	(d)	Title of Class of Securities Ordinary Shares, par value €0.24
	(e)	CUSIP Number The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 780641205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 780641205	Page 4 of 5

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

CUSIP No. 780641205	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE OF THE NETHERLANDS

Acting through its duly authorized representative of the Ministry of Finance

Dated: 9 November 2006	By:	/s/ J.P. Schaay
	Name	Mr. J.P. Schaay
	Title	Deputy Director